FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Introduces BlackBerry Passport Silver Edition	2.

Document 1

August 4, 2015
FOR IMMEDIATE RELEASE

BlackBerry Introduces BlackBerry Passport Silver Edition
Refined design and enhanced features offer premium look with ultimate productivity experience

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today unveiled the BlackBerry® Passport Silver Edition, a premium device built for business professionals who want a smartphone with the mobile tools they need to get things done - without sacrificing style or portability.

The BlackBerry Passport Silver Edition is in a class of its own, featuring a stunning silver finish with refined, curved corners, large square touch screen display and reinforced stainless steel frame for extra strength and durability. An essential business tool, the device delivers the same productivity enjoyed by other BlackBerry Passport products, as well as an updated QWERTY touch-enabled keyboard, battery power that lasts more than a full day of mixed use, and BlackBerry® 10 OS 10.3.2.

“We strive to deliver products that combine cutting-edge technology with purposeful, globally recognized design, and the BlackBerry Passport Silver Edition is the latest manifestation of this vision,” said Scott Wenger, Global Head of Design at BlackBerry. “It brings together BlackBerry’s latest OS platform, enhanced productivity features, and a refined industrial design based on customer and user feedback to deliver an unmatched experience for professionals who value precision and focus.”

Thoughtful Design for the Mobile Professional
Inspired by actual passports, the universal symbol of mobility, the size and form factor of BlackBerry Passport Silver Edition is portable enough to easily tuck into pockets and use wherever you go. Key features of the device include:

•	Large High-Resolution Square Screen -The BlackBerry Passport includes a 4.5” square screen, 1440x1440 pixel (453 dpi) HD display and Corning® Gorilla® Glass 3 for added strength.

•
Innovative BlackBerry® Keyboard - The BlackBerry Passport’s revolutionary keyboard brings innovation to input with a responsive touch surface like a trackpad that lets you perform many touch functions directly on the keyboard. Scroll web pages, flick to type or slide along the keys to move the cursor, leaving the full screen space for viewing.

•	BlackBerry® 10 OS 10.3.2 - The BlackBerry Passport comes preloaded with the new BlackBerry 10.3.2 operating system, including features such as BlackBerry Assistant and Amazon Appstore.

•
Best-in-Class Battery Life - The 3450 mAh battery is the largest among the top selling smartphones and phablets and, when tested against a very active user, provides up to 30 hours of mixed use - BlackBerry’s best battery power to date.*

•	Dual app storefronts preloaded for access to a huge selection of apps for work and play:

◦
BlackBerry World - BlackBerry World offers essential business and productivity apps for professionals looking to drive efficient communications and collaboration including Box, Evernote, Cisco WebEx Meetings and Documents to Go.

◦	Amazon Appstore - Discover and download popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, SoundCloud, Kindle and Amazon Shopping.

•
BlackBerry Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. BlackBerry Assistant intelligently determines how to respond based on how the user interacts with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

•
BlackBerry Blend - BlackBerry Blend 1.2 brings a new refreshed UI and additional functionality and is now available for all BlackBerry 10 smartphones. BlackBerry Blend brings messaging and content on your BlackBerry smartphone to your computer or tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ and text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry. BlackBerry Blend works across multiple operating systems including Mac, Windows®, iOS and Android™. **

•
Premium Components - The device is built for the most demanding user with durable materials mixed with top-of-the-line technology, including a Quad Core 2.2 GHZ Processor, 3 GB RAM, 13 MP OIS rear camera and 32 GB memory expandable with a Micro SD card up to 128 GB.

•
BlackBerry® Natural Sound - BlackBerry Passport comes with powerful speakers and a quad microphone system that delivers a high-quality listening experience. BlackBerry Natural Sound Technology is built in to adapt Wi-Fi and cellular call sound depending upon phone position and background noise, automatically adjusting volume so you don’t have to.

Pricing and Availability
The BlackBerry Passport Silver Edition will be available through ShopBlackBerry.com in North America starting today for $549 USD. The BlackBerry Passport Silver Edition will be available through ShopBlackBerry.com in the UK, France, Germany, Italy, Spain and the Netherlands in the coming weeks. Amazon.com, Carphone Warehouse and Selfridges will be launching the BlackBerry Passport Silver Edition online in the next couple of weeks. Selfridges will also launch the BlackBerry Passport Silver Edition in the BlackBerry Shop at Selfridges London. Distributors in select regions will also carry the BlackBerry Passport Silver Edition in limited quantities.

A variety of accessories including cases, carrying solutions, chargers, and audio peripherals, are also available through partners or ShopBlackBerry. For a limited time, purchase a BlackBerry Passport Silver Edition through ShopBlackBerry and get over $130 USD worth of accessories with your purchase***. For more information about the BlackBerry Passport Silver Edition, please visit www.BlackBerry.com/Passport or www.insideblackberry.com

About BlackBerry
A global leader in secure mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465
###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

*Based on mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.
** Requires download of BlackBerry® Blend app and pairing with a compatible device. BlackBerry Blend works across desktop operating systems, including Mac OS X 10.7 + and Windows 7+, iPad tablets running iOS 7+ and Android tablets running Android 4.4+. For more information visit www.BlackBerry.com/Blend.
*** Savings, timing and terms and conditions will vary by country and currency.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 4, 2015	By:	/s/ Keith Bennett
(Signature)
Keith Bennett Authorized Signing Officer